December 29, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	EzFill Holdings, Inc.
Form S-3
File No. 333-268960

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, EzFill Holdings, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 9:30 a.m. Eastern Time on January 3, 2023, or as soon as practicable thereafter.

Very truly yours,

EzFill Holdings Inc.

By:	/s/ Mike McConnell
Mike McConnell
Chief Executive Officer